[redacted]

13010675

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodville Hall Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Washington Street, Suite 2D
(No. and Street)

Middleburg	VA	20117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Frederick Catherwood — 540-687-5705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044-2369
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jonathan F. Catherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodville Hall Capital, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Betty J. Arthur
Commonwealth of Virginia
Notary Public
Commission No. 347870
My Commission Expires 5/31/2016

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kreischer
Miller

PEOPLE | IDEAS | SOLUTIONS

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of
Sutton Hall LLC)

**Financial Statements and
Supplementary Information**

December 31, 2012

WOODVILLE HALL CAPITAL, LLC
(A Wholly Owned Subsidiary of Sutton Hall, LLC)
December 31, 2012

CONTENTS

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report

The Member
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

Report to the Financial Statements

We have audited the accompanying statement of financial condition of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page nine is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page nine has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page nine is fairly stated in all material respects in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 25, 2013

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 37,758
Prepaid expenses and other assets	15,140
Fixed assets, net of accumulated depreciation	1,921
Intangible assets, net of accumulated amortization	13,009
Total assets	$ 67,828

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 429
Member's equity	67,399
Total liabilities and member's equity	$ 67,828

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Operations
Year Ended December 31, 2012

Services income	$ 87,500
Expenses:	
Consulting	1,200
Depreciation and amortization	2,336
Office	5,582
Other operating	8,314
Professional fees	18,273
Rent	27,000
Telephone	3,377
Travel, meals and entertainment	13,557
Total expenses	79,639
Net income	$ 7,861

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2012

Member's equity, beginning of year	$ 42,038
Member contributions	17,500
Net income	7,861
Member's equity, end of year	$ 67,399

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 7,861
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2,336
Decrease in client receivables	966
Increase in prepaid expenses and other assets	(11,523)
Decrease in accrued expenses	(1,753)
Net cash used in operating activities	(2,113)
Cash flows from financing activities:	
Member contributions	17,500
Cash, beginning of year	22,371
Cash, end of year	$ 37,758

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Woodville Hall Capital LLC (A wholly-owned subsidiary of Sutton Hall LLC) (the Company) was formed on October 17, 2007. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and was formed to provide merger, acquisition and private placement and consulting services to middle market companies. The Company's main operations commenced during 2009. The Company has no present plans to buy, sell, or trade securities.

The Company is a Virginia Limited Liability Company that is a wholly-owned subsidiary of Sutton Hall LLC (the Parent). To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support. Although not obligated to do so, the Parent intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 6, for the year ending December 31, 2013.

The Company will terminate on October 1, 2106, unless sooner terminated upon the occurrence of any of the following: (1) at any time elected by the member, (2) the sale, transfer, or assignment of substantially all of the assets of the Company, or (3) as required by Virginia law.

(2) Summary of Significant Accounting Policies

Revenue Recognition

The Company's financial advisory contracts are generally long-term in nature. Revenues on these contracts are recognized on the percentage-of-completion method, measured by the percentage of labor hours incurred at the measurement date to estimated total hours for each contract. Any unbilled revenue is classified as work-in-process. Nonrefundable fees received in advance of services being performed are recorded as unearned revenue.

Income Taxes

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and state income taxes that pass through to the Parent.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, continued

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2009. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of each class of asset, generally 5 to 7 years for furniture and equipment and 5 years for computer equipment.

Expenditures for repairs, maintenance and minor renewals are charged against income as incurred and expenditures for major renewals and betterments are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from their respective accounts with any gain or loss on disposal reflected in the statement of operations.

Intangible Assets

Intangible assets consist of trademarks, domain names and website development costs. Intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, generally 15 years.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and client receivables. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2012, which is the date the financial statements were available to be issued. In January 2013, the Company distributed $10,000 to the Parent.

(3) Fixed Assets

Fixed assets consist of the following at December 31, 2012:

Furniture and equipment	$ 3,972
Computer equipment	2,740
	6,712
Accumulated depreciation	(4,791)
	$ 1,921

Depreciation expense for the year ended December 31, 2012 was $1,116.

(4) Intangible Assets

Intangible assets consist of the following at December 31, 2012:

Trademark	$ 9,388
Domain name	2,817
Website development costs	6,090
	18,295
Accumulated amortization	(5,286)
	$13,009

Amortization expense for the year ended December 31, 2012 was $1,220.

(5) Related Party Transactions

The Company leases certain office facilities, furnishings, and access to telecommunications and computer equipment under an annual Occupancy Agreement (the Agreement) with its Parent. Monthly rentals of $2,250 are payable in advance. Total rent expense under the Agreement for the year ended December 31, 2012 was $27,000.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $37,329, which was $32,329 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $429; the percentage of aggregate indebtedness to net capital was 1.1%.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital:	
Total member's equity	$ 67,399
Deductions from and/or changes to member's equity:	
Nonallowable assets:	
Prepaid expenses and other assets	(15,140)
Fixed assets, net of accumulated depreciation	(1,921)
Intangible assets, net of accumulated amortization	(13,009)
Total nonallowable assets	(30,070)
Net capital	37,329
Computation of basic net capital requirement:	
Minimum net capital required	5,000
Net capital in excess of minimum requirement	$ 32,329
Net capital as reported on the Company's FOCUS report - Part IIA	$ 37,329
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 429
Percentage of aggregate indebtedness to net capital	1.1%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 (g)

The Member
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

In planning and performing our audit of the financial statements of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 25, 2013